

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Jesse Stein
Chief Financial Officer
Compound Projects, LLC
335 Madison Avenue, 16th Floor
New York, NY 10017

Re: Compound Projects, LLC
Post Qualification Amendment on Form 1-A
Filed November 17, 2020
File No. 024-11133

Dear Ms. Stein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment on Form 1-A

General

1. Please file an amended and updated Part I to the Form 1-A to include all required information as of the date of the filing. In this regard, the information required by Item 6 of Part I should include a description of all unregistered securities issued or sold by the issuer over the last twelve month period since the date of the filing of the most recent amendment to the Form 1-A. Under paragraph (d) of Item 6 of Part I, provide a more complete description of the prior exempt offerings undertaken by the issuer over the past year, including the dates when these past exempt offerings commenced and terminated, as well as the use of proceeds of each of these exempt offerings.

2. Please tell us whether Compound Projects, LLC, or any affiliated companies, provided the Open Deal Portal with any securities as compensation for the services Open Deal Portal

provided to Compound (specifically, in relation to any offerings under section (4)(a)(6) of the Securities Act). If so, please describe how Open Deal Portal (including its directors, officers, partners or any other person occupying a similar status or performing a similar function) has complied with Rule 300(b) under Regulation Crowdfunding for any subsequent crowdfunding offerings affiliated with Compound.

3. Please identify the services to be provided by Open Deal Portal in relation to the offering. Please also explain why Open Deal Portal is not required to register as a broker-dealer.

 Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul Levites, Esq.